United States Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended March 31, 2006
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
     Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
     In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our Fab 7, our target for the cash and cash equivalents balance as of December 31, 2006, our sources of liquidity, cash flow, funding needs and financing, and our expected depreciation and amortization and capital expenditures for the remaining period up to December 31, 2006, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on advanced products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	U.S. GAAP
	As of
	December 31,	March 31,
	2005	2006
		(unaudited)
ASSETS
Cash and cash equivalents	$819,856	$852,697
Marketable investments	22,467	22,719
Receivables, less allowances of $14,892 in 2005 and $8,630 in 2006	184,897	192,906
Inventories	134,240	154,518
Other current assets	122,116	90,485

Total current assets	1,283,576	1,313,325

Investment in SMP	50,384	50,045
Technology licenses, net	106,612	103,732
Property, plant and equipment, net	2,049,695	2,026,795
Other non-current assets	27,027	40,163

Total assets	$3,517,294	$3,534,060

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$166,681	$210,974
Current installments of long-term debt and capital lease obligations	322,453	546,219
Other current liabilities	244,119	207,254

Total current liabilities	733,253	964,447

Long-term debt and capital lease obligations, excluding current installments	1,169,034	894,970
Other non-current liabilities	17,970	40,190

Total liabilities	1,920,257	1,899,607

Convertible redeemable preference shares	250,663	253,087

Share capital	2,682,050	2,688,388
Accumulated deficit	(1,278,252)	(1,252,982)
Accumulated other comprehensive loss	(57,424)	(54,040)

Total shareholders’ equity	$1,346,374	$1,381,366

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,534,060

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	U.S. GAAP
	Three Months Ended March 31,
	2005	2006
Net revenue	$181,353	$355,231
Cost of revenue	191,067	262,842

Gross profit (loss)	(9,714)	92,389

Operating expenses:
Research and development	27,315	34,144
Sales and marketing	10,507	13,770
General and administrative	9,311	10,297
Fab start-up costs	14,821	—
Other operating expense (income)	(24)	(3,951)

Total operating expenses	61,930	54,260

Operating income (loss)	(71,644)	38,129
Equity in income (loss) of SMP	(9,032)	10,170
Other income (loss), net	2,023	(2,529)
Interest income	4,934	10,097
Interest expense and amortization of debt discount	(7,360)	(24,069)

Income (loss) before income taxes	(81,079)	31,798
Income tax expense	3,439	6,528

Net income (loss)	(84,518)	25,270
Less: Accretion to redemption value of convertible redeemable preference shares	—	2,424

Net income (loss) available to ordinary shareholders	$(84,518)	$22,846

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$(0.03)	$0.01
Diluted net earnings (loss) per ordinary share	$(0.03)	$0.01

Basic net earnings (loss) per ADS	$(0.34)	$0.09
Diluted net earnings (loss) per ADS	$(0.34)	$0.08

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,509.8	2,513.9
Effect of dilutive options	—	354.3

Diluted net earnings (loss) per ordinary share	2,509.8	2,868.2

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	251.0	251.4
Effect of dilutive options	—	35.4

Diluted net earnings (loss) per ADS	251.0	286.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended March 31,
	2005	2006
Net income (loss)	$(84,518)	$25,270
Net unrealized gains (losses) on change in cash flow hedging activity fair values	(900)	740
Share of cash flow hedging activity gains of SMP	9	4
Reclassification of cash flow hedging activity losses into earnings	1,381	102
Unrealized gains (loss) on available-for-sale securities	489	(160)
Reclassification of realized losses on available-for-sale securities into earnings	—	2,698

Other comprehensive income	979	3,384

Comprehensive income (loss)	$(83,539)	$28,654

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	Three Months Ended March 31,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(84,518)	$25,270
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	9,032	(10,170)
Cash dividends received from SMP	6,300	10,513
Depreciation and amortization	110,601	131,634
Foreign exchange (gain) loss, net	77	(529)
Gain on disposal of property, plant and equipment	(27)	(3,951)
Others, net	(3,197)	6,593
Changes in assets and liabilities:
Receivables	21,176	(12,351)
Inventories	(2,309)	(20,278)
Other current assets	2,781	(2,679)
Payables and other liabilities	47,171	977

Net cash provided by operating activities	107,087	125,029

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(203,784)	(65,683)
Payments for technology licenses	(2,542)	(4,425)
Purchases of marketable investments	—	(600)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	35,000
Proceeds from sale of property, plant, equipment	28	8,586
Proceeds from redemption and maturity of marketable investments	25,000	—
Return of capital from SMP	—	4,133
Others	(1,032)	(596)

Net cash used in investing activities	(182,330)	(38,585)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	372,124	—
Repayments	(219,201)	(82,691)
Capital lease payments	—	(1,409)
Receipts of customer deposits	40,000	45,183
Refund of customer deposits	(1,634)	(21,839)
Issuance of ordinary shares	946	872
Others	—	5,752

Net cash provided by (used in) financing activities	192,235	(54,132)

Net increase in cash and cash equivalents	116,992	32,312
Effect of exchange rate changes on cash and cash equivalents	(77)	529
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$656,314	$852,697

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
1.    Basis of Presentation
The interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.
Due to cumulative losses, the obligation of the minority shareholders of CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations was:

	Three months ended
	March 31,
	2005	2006
	(In thousands)
Losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$17,172	$2,988
The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of March 31, 2005 and 2006 are $147,275 and $197,980, respectively.
2.    Reclassifications
Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period.
3.    Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgement and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales credits allowances, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.
4.    Net Earnings (Loss) per Ordinary Share
Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding plus dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible notes and convertible redeemable preference shares.
The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because either the exercise price or conversion price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three Months ended
	March 31,
	2005	2006
	(Number of shares in thousands)
Convertible debt and call options	429,584	251,092
Stock options	110,762	69,633
5.    Share-Based Payments
For information on our share-based payment plans, see Note 17, “Share Options and Incentive Plans” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2005.
The weighted-average grant-date fair value of stock options granted, the total intrinsic value of stock options exercised and the total fair value of stock options vested during the three months ended March 31, 2005 and 2006 were as follows:

	Three months ended March 31,
	2005	2006
Weighted-average grant-date fair value of stock options granted	$0.46	$0.59
Total intrinsic value of stock options exercised (in thousands)	$22	$44
Total fair value of stock options vested (in thousands)	$7,263	$6,065
As of March 31, 2006, there was $7,602 of total unrecognized compensation costs related to stock options scheduled to be recognized over a weighted average period of 2.4 years.
The cash proceeds received resulting from option exercises during the three months ended March 31, 2006 were $418.
Stock option activity for all outstanding options, and the corresponding price information, for the three months ended March 31, 2006, is as follows:

		Weighted Average
	Number of options	Exercise Price
	(In thousands)
Outstanding at December 31, 2005	113,480	$2.04
Granted	200	0.82
Expired	(935)	2.25
Exercised	(713)	0.55
Forfeited	(1,302)	1.80

Outstanding at March 31, 2006	110,730	$2.05

Exercisable at March 31, 2006	70,703	$2.73

Changes in the number of unvested stock options during the three months ended March 31, 2006, together with the corresponding weighted-average fair values, and the status of unvested options at March 31, 2006, are as follows:

		Weighted-average
		grant date fair
	Number of options	value
	(In thousands)
Unvested at December 31, 2005	48,214	$0.61
Granted	200	0.59
Vested	(7,682)	0.81
Forfeited	(705)	0.57

Unvested at March 31, 2006	40,027	$0.57

Information regarding outstanding and exercisable stock options as of March 31, 2006, is as follows:

		Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted			average	Weighted
		remaining	average			remaining	average
Range of	Number of	contractual	exercise	Intrinsic	Number of	contractual	exercise	Intrinsic
exercise prices	options	life	price	value	options	life	price	value
	(In thousands)			(In thousands)	(In thousands)			(In thousands)
$0.39 to $1.00	56,220	7.6 years	$0.71	$881	23,400	6.8 years	$0.70	$881

$1.06 to $1.95	21,438	5.4 years	$1.41	$72	15,637	5.2 years	$1.47	$44

$2.14 to $2.44	15,448	4.9 years	$2.33	$13	14,042	4.8 years	$2.32	$13

$5.81	10,212	4.5 years	$5.81	—	10,212	4.5 years	$5.81	—

$8.31	7,412	4.0 years	$8.31	—	7,412	4.0 years	$8.31	—

	110,730				70,703

The options vest over one to five years and expire on dates ranging from April 2006 to February 2016.
In December 2004, the FASB issued FASB Statement (“FAS”) 123(R), “Share-Based Payments.” FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaced FASB Statement No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” and superseded APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107, on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permitted companies to defer the effective date of FAS 123(R). Accordingly, the Company has implemented the accounting provisions of FAS 123(R) beginning in the quarter ended March 31, 2006.
Under FAS 123(R), share-based compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period. The Company adopted the provisions of FAS 123(R) on January 1, 2006, the first day of the Company’s fiscal year 2006, using the modified prospective application which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of FAS 123(R) apply to new awards and to awards that are outstanding on the effective date, and to subsequent modification or cancellation of such awards.
Net income for the three months ended March 31, 2006 was reduced by $2,092 as a result of the adoption of FAS 123(R). Total share-based compensation expense recognized for the three months ended March 31, 2006 was:

Three months ended
March 31, 2006
(In thousands,
except per share
data)
Cost of revenue	$688
Research and development	201
Sales and marketing	291
General and administrative	912

Total share-based compensation expense	$2,092

Net share-based compensation expense, per ordinary share:
Basic	$0.00

Diluted	$0.00

As share-based compensation cost is not tax deductible in Singapore, the recognition of the share-based compensation expense does not result in income tax benefits.

Upon adoption of FAS 123(R) the Company continued to use the Black-Scholes option-pricing model for valuation for share-based awards granted beginning 1 January 2006, which was also previously used for the Company’s pro forma information required under FAS 123. The fair values of the option grants awarded during the three months ended March 31, 2006 are estimated using the Black-Scholes option-pricing model with the following assumptions.

Three months ended
March 31, 2006
Risk free interest rate	4.58%
Expected volatility	58.10%
Expected term	10 years
Dividend yield	NA
Post-vesting forfeiture rate	Negligible
Expected volatilities are based on historical volatility rates on the Company’s ordinary shares. The expected term of the option grants represents the period of time options are expected to be outstanding and is based on the contractual term of the grant, vesting schedules, and past exercise and post-vesting forfeiture behavior. The risk-free rate for periods within the contractual life of the option is based upon observed interest rates appropriate for the term of the Company’s employee stock options.

Share-based compensation expense recognized in the condensed consolidated statement of operations for the first quarter of 2006 is based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between approximately 1% to 25% in the first quarter of 2006 based on historical pre-vesting forfeitures. In the Company’s pro forma information required under FAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Pro Forma Information under FAS 123 for Periods Prior to 2006

Prior to adopting the provisions of FAS 123(R), the Company measured share-based employee compensation cost in accordance with the intrinsic method of APB 25 and related interpretations. Employee compensation cost was measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by FAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Company’s net loss for the three months ended March 31, 2005 would have changed to the pro forma amounts indicated below:

Three months ended
March 31, 2005
(In thousands, except
per share data)
Share-based compensation expense
As reported (intrinsic method)	$—
Pro forma (fair value method)	$(3,157)

Net loss
As reported (intrinsic method)	$(84,518)
Pro forma (fair value method)	$(87,675)

Basic and diluted net loss per ordinary share
As reported (intrinsic method)	$(0.03)
Pro forma (fair value method)	$(0.03)

Basic and diluted net loss per ADS
As reported (intrinsic method)	$(0.34)
Pro forma (fair value method)	$(0.35)
The Chartered ESPP Plan is non-compensatory as the purchase price is 95% of the fair market value of the ordinary shares applied to the Company’s average ordinary share price on the last trading day of the offer period. Therefore, the Company does not recognize compensation expense related to shares sold under the Chartered ESPP Plan.

6.	Inventories

	As of
	December 31,	March 31,
	2005	2006
	(In thousands)
Raw materials	$6,895	$10,621
Work-in-progress	121,871	138,090
Consumable supplies and spares	5,474	5,807

	$134,240	$154,518

7.	Income Taxes

A reconciliation of the expected tax (benefit) expense computed by applying the Singapore statutory income tax rate to pre-tax income (loss) to the actual tax expense is as follows:

	Three months ended
	March 31,
	2005	2006
	(In thousands)
Income tax (benefit) expense computed at Singapore statutory income tax rate of 20%	$(16,216)	$6,360
Permanent non-deductible expenses	6,860	8,461
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	11,775	4,360
Effect of post-pioneer status	—	(8,599)
Non-taxable increase (decrease) in equity method investments	1,806	(2,034)
Exempt dividend income	(1,260)	(2,103)
All other items, net	474	83

Actual income tax expense	$3,439	$6,528

8.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31,	March 31,
	2005	2006
	(In thousands)
Loans at floating rates:
CSP Syndicated Loan	$214,533	$137,267
SMBC/OCBC Term Loan	300,000	300,000
Exim Loan	122,124	122,124
Bank of America Term Loan	50,000	50,000
2.5% senior convertible notes due 2006	97,155	97,155
5.75% senior notes due 2010	371,161	371,336
6.375% senior notes due 2015	246,540	246,602
6.00% amortizing bonds due 2010	46,703	42,629
Other	(324)	—

	1,447,892	1,367,113
Less current installments of long-term debt	(319,634)	(542,940)

Long-term debt, excluding current installments	$1,128,258	$824,173

Obligations under capital leases:

	As of
	December 31,	March 31,
	2005	2006
	(In thousands)
Minimum future lease payments	$63,931	$121,850
Amount representing interest at rates of 6.2% to 7.8%	(20,336)	(47,774)

Present value of minimum future lease payments	43,595	74,076
Less: Current installments	(2,819)	(3,279)

Obligations under capital leases, excluding current installments	$40,776	$70,797

Current installments of:
Long-term debt	$319,634	$542,940
Capital lease obligations	2,819	3,279

	$322,453	$546,219

Non-current portion, excluding current installments:
Long-term debt	$1,128,258	$824,173
Capital lease obligations	40,776	70,797

	$1,169,034	$894,970

	Weighted Average
	Interest Rates
	As of
	December 31,	March 31,
	2005	2006
Debt obligations at floating rates	5.1050%	5.9576%
Debt obligations at fixed rates	5.9052%	5.9047%
Capital lease obligations	6.4976%	7.0590%
CSP’s floating rate syndicated loan is with ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited (now known as United Overseas Bank Limited), Sumitomo Mitsui Banking Corporation Ltd, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch for an amount of $820,000 which was fully drawn down. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004 and matures in September 2006. The Company made partial early repayments of $20,000 and $10,000 in January and March 2006, respectively. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

The SMBC/OCBC Term Loan is with Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank for a maximum of $300,000, which was fully drawn down as of December 31, 2005 and March 31, 2006. The loan bears interest at LIBOR plus 1.75%. Interest is payable semi-annually and principal is payable in six semi-annual installments commencing the third quarter of 2007. On March 31, 2006, the Company gave an irrevocable notice that it would prepay the loan on April 7, 2006 as allowed under the loan agreement.

The Exim Loan is from J.P. Morgan, guaranteed by the Export-Import Bank of the United States, for a maximum of $653,000. The loan is divided into two tranches, of which $122,124 has been drawn down as of December 31, 2005 and March 31, 2006, and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.

The Bank of America Term Loan is for a maximum of $50,000, which was fully drawn down as of December 31, 2005 and March 31, 2006. The loan bears interest at LIBOR plus 0.80%. Interest is payable semi-annually and principal is repayable in full at maturity in 2007.

The senior unsecured convertible notes mature on April 2, 2006 (“Convertible Notes”). They bear a coupon rate of 2.5% per annum and have a yield to maturity of 5.25% per annum. The Company may redeem all or a portion of the Convertible Notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company’s ordinary shares or ADS’s trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. The Convertible Notes are convertible into the Company’s ordinary shares or American Depository Shares (“ADS”). The conversion price per ordinary share, adjusted for the Company’s rights offering in 2002, is S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on the terms of the convertible notes for a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

In August 2005, the Company issued $375,000 of 5.75% senior notes due 2010 (“Senior Notes due 2010”) and $250,000 of 6.375% senior notes due 2015 (“Senior Notes due 2015”). Both the Senior Notes due 2010 and the Senior Notes due 2015 are collectively referred to as “Senior Notes issued in August 2005 ”. The Senior Notes due 2010 were issued at a price of 98.896% of the principal amount and the Senior Notes due 2015 were issued at a price of 98.573% of the principal amount. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. The Senior Notes issued in August 2005 constitute senior, unsecured obligations of the Company.

The initial principal amount assigned to the 6.00% amortizing bonds due 2010 (“Amortizing Bonds”) was $46,703. The Amortizing Bonds pay semi-annual cash payments of $5,475, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. Interest on the Amortizing Bonds is payable at the rate of 6.0% per annum on the outstanding principal amount. The Amortizing Bonds constitute senior, unsecured obligations of the Company.

The Company has total unutilized banking facilities of $591,763 and $591,933 consisting of term loans and bank credit lines as of December 31, 2005 and March 31, 2006, respectively.

The obligations under capital leases are for supply contracts of gases used by the Company’s fabrication facilities. The Company has assessed that such supply contracts contain a lease pursuant to the consensus reached in Emerging Issues Task Force 01-8, “Determining Whether An Arrangement Contains A Lease”, and are accounted for as capital leases.

9.	Share capital

Until January 30, 2006, convertible redeemable preference shares of the Company had a par value of $0.01 and ordinary shares of the Company had a par value of S$0.26. The Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” Accordingly, the amounts under “ordinary shares” and “additional paid-in capital” line items have been combined as “Share Capital.”

On March 29, 2006, the Company entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GSI”) to replace the call option transaction that the Company previously entered into with GSI in August 2004 (“2004 Option”), which was due to expire on April 2, 2006. Under the 2006 Option, GSI may purchase up to 214.8 million of our ordinary shares at the price of S$2.15 per share. If the 2006 Option is exercised in full and physically settled the Company will receive approximately $285 million.

In the first year of the 2006 Option, upon the first time that the closing price of the ordinary shares equals or exceeds S$1.75 on each of any 20 business days in a consecutive 30 business day period the Company has the right to terminate the 2006 Option early in whole or in part. If the Company elects to do so and elects to settle the portion of the 2006 Option being terminated early by delivering shares, GSI will have the right but not the obligation to buy from the Company from time to time during the following 30 business days such number of the ordinary shares up to the amount terminated at S$1.60 per share. In respect of any portion not terminated early under those circumstances or if the Company does not terminate any part of the 2006 Option early, then the 2006 Option (or the relevant part) will continue under its terms.

The Company also has the right to terminate the 2006 Option early in whole or in part from its second year if the closing price of the ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If the Company elects to exercise this right of termination, GSI will be required to buy from the Company such number of the ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.

Under the terms of the 2006 Option, if the option is exercised, the Company has the right in all cases either to issue new shares to GSI or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.

10.	Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In certain instances the Company indemnifies customers against intellectual property infringement claims. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its consolidated financial position or operations.

11.	Subsequent events

In April 2006, the Company issued $300,000 of 6.25% senior notes due in 2013 (“Senior Notes due 2013”) at a price of 99.053% of the principal amount and mature on April 4, 2013. Interest is payable at the rate of 6.25% per annum on April 4 and October 4 of each year, beginning on October 4, 2006. The Senior Notes due 2013 mature on April 4, 2013, and constitute senior, unsecured obligations of the Company.

On March 31, 2006, the Company gave an irrevocable notice that it would prepay the $300,000 SMBC/OCBC Term Loan in April 2006, as allowed under the loan agreement. Following the issuance of the Senior Notes due 2013, the SMBC/OCBC Term Loan was prepaid in full using the proceeds from the issuance of the Senior Notes due 2013 in April 2006.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three Months ended
	March 31,
	2005	2006
Net revenue	100.0%	100.0%
Cost of revenue	105.4	74.0

Gross profit (loss)	(5.4)	26.0

Operating expenses:
Research and development	15.1	9.6
Sales and marketing	5.8	3.9
General and administrative	5.1	2.9
Fab start-up costs	8.1	—
Other operating expense (income)	(0.0)	(1.1)

Total operating expenses	34.1	15.3

Operating income (loss)	(39.5)	10.7
Equity in income (loss) of SMP	(5.0)	2.9
Other income (loss), net	1.1	(0.7)
Interest income	2.7	2.8
Interest expense and amortization of debt discount	(4.0)	(6.8)

Income (loss) before income taxes	(44.7)	8.9
Income tax expense	1.9	1.8

Net income (loss)	(46.6)	7.1
Less: Accretion to redemption value of convertible redeemable preference shares	—	0.7

Net income (loss) available to ordinary shareholders	(46.6)%	6.4%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three Months ended
	March 31,
	2005	2006
Communications	37%	31%
Computer	29	18
Consumer	28	49
Other	6	2

Total	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three Months ended
	March 31,
	2005	2006
Americas	75%	72%
Asia-Pacific	14	13
Europe	8	12
Japan	3	3

Total	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three Months ended
	March 31,
	2005	2006
0.09 and below	—%	27%
Up to 0.13	33	27
Up to 0.18	17	7
Up to 0.25	12	9
Up to 0.35	22	19
Above 0.35	13	11
Other	3	—

Total	100%	100%

THREE MONTHS ENDED MARCH 31, 2005 AND MARCH 31, 2006
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. Net revenue increased 95.9% from $181.4 million in the first quarter of 2005 to $355.2 million in the first quarter of 2006 as we experienced market weakness due to excess inventories in the semiconductor companies in the first quarter of 2005 as compared to the first quarter of 2006 when we capitalized on the growth in our advanced technologies (0.13um and smaller process geometry technologies) and also benefited from favorable market conditions.
     Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 221% between the first quarter of 2005 and the first quarter of 2006. Revenue from these advanced technologies represented 33% of our total revenue in the first quarter of 2005 as compared to 54% of our total revenue in the first quarter of 2006. Out of our total revenue, there was no revenue from our 90nm technologies in the first quarter of 2005 while 27% was attributable to revenue from our 90nm technologies in the first quarter of 2006.
     Shipments increased 81.1% from 175,761 wafers (eight-inch equivalent) in the first quarter of 2005 to 318,237 wafers (eight-inch equivalent) in the first quarter of 2006. Average selling price (“ASP”) increased by 9.3% from $996 per wafer

(eight-inch equivalent) to $1,089 per wafer (eight-inch equivalent) over the same period, due primarily to a richer technology mix.
     In the first quarter of 2005, the communications sector, which represented 37% of our total revenue, was our highest revenue contributor, followed by the computer sector and the consumer sector which represented 29% and 28% of our total revenue, respectively. In the first quarter of 2006, the consumer sector was our highest revenue contributor and represented 49% of our total revenue, while the communications and computer sectors represented 31% and 18% of our total revenue, respectively.
     Due primarily to a significantly higher demand for video game devices and to a lesser extent, a higher demand for set-top box devices, consumer sector revenue increased by 243% between the first quarter of 2005 and the first quarter of 2006. Concurrently, communications sector revenue and computer sector revenue also increased, but to a lesser extent, by 64% and 22% between the first quarter of 2005 and the first quarter of 2006, respectively. The increase in communications sector revenue was due primarily to a higher demand for mobile phone handset devices, while the increase in computer sector revenue was due primarily to a higher demand for workstations and personal computer motherboard devices, and to a lesser extent, a higher demand for personal computer peripheral, printer and monitor devices.
     Arising from customer mix changes, the Americas and the Europe regions contributed to 75% and 8% of our revenue, respectively, in the first quarter of 2005 compared to 72% and 12% of our revenue in the first quarter of 2006, respectively. The Asia-Pacific and Japan regions remained largely unchanged in terms of their percentage contributions to our revenue. However, net revenue in dollar terms in the first quarter of 2006 was higher across all geographical regions compared to the corresponding period in 2005.
Cost of revenue and gross profit
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs, as well as amortization of certain technology licenses. Cost of revenue increased by 37.6% from $191.1 million in the first quarter of 2005 to $262.8 million in the first quarter of 2006 despite an 81.1% increase in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 51.5% and 43.8% of our cost of revenue in the first quarter of 2005 and the first quarter of 2006, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 23.6 % from $1,055 (eight-inch equivalent) in the first quarter of 2005 to $806 (eight-inch equivalent) in the first quarter of 2006, as shipments increased by 81.1% between the first quarter of 2005 and the first quarter of 2006.
     In the first quarter of 2005, we recorded a gross loss of 5.4%. Due primarily to significantly higher revenues, we recorded a gross margin of 26.0% in the first quarter of 2006.
     In the first quarters of 2005 and 2006, we sold some of our inventories that we had previously written down to their estimated net realizable value. Such sale improved our gross margin by approximately $0.6 million and $1.2 million in the first quarters of 2005 and 2006, respectively.
Research and development expenses
     Research and development (“R&D”) expenses consist primarily of our share of expenses related to the Chartered-IBM joint-development projects (on 65nm and 45nm technology node processes), payroll related costs for R&D personnel and depreciation of R&D equipment. R&D expenses increased by 25.0% from $27.3 million in the first quarter of 2005 to $34.1 million in the first quarter of 2006 due primarily to increased activities related to development of design kits and intellectual property solutions for design of integrated circuits and 65nm technology node in the first quarter of 2006.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, were $14.8 million in the first quarter of 2005. No fab start-up costs were recorded in the first quarter of 2006 as Fab 7 entered commercial production during the second quarter of 2005.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, Electronic Design Automation (“EDA”)-related expenses and costs related to pre-contract customer prototyping activities. EDA-related expenses and costs related to pre-contract customer prototyping activities relate to efforts to attract new customers and expand our penetration on existing customers. Sales and marketing expenses increased by 31.1% from $10.5 million in the first quarter of 2005 to $13.8 million in the first quarter of 2006 due primarily to higher payroll related expenses in the first quarter of 2006.
General and administrative expenses
     General and administrative (“G&A”) expenses consist primarily of payroll related costs for administrative personnel, consultancy, legal and professional fees and depreciation of equipment used in G&A activities. G&A expenses increased by 10.6% from $9.3 million in the first quarter of 2005 to $10.3 million in the first quarter of 2006 due primarily to higher payroll related expenses in the first quarter of 2006.
Other operating income
     Other operating income of $4.0 million in the first quarter of 2006 consisted of gain from the disposal of fixed assets, primarily from Fab 1.
Equity in income (loss) of SMP
     Equity in income (loss) of SMP was a loss of $9.0 million in the first quarter of 2005 compared to an income of $10.2 million in the first quarter of 2006, due primarily to significantly higher revenue in the first quarter of 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the first quarter of 2005, the equity in loss of SMP was $9.0 million compared to our total net loss of $84.5 million. The equity in income of SMP was $10.2 million in the first quarter of 2006 compared to our total net income of $25.3 million.
     We have provided, for the quarters ended March 31, 2005 and March 31, 2006, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three months ended March 31,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$181.4	$355.2
Chartered’s share of SMP revenue	$14.7	$30.9
Net revenue including Chartered’s share of SMP	$196.1	$386.1
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

Quarter ended	March 31, 2005		March 31, 2006
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	175.8	186.2	318.2	349.4
ASP per wafer	$996	$1,019	$1,089	$1,080
Note:

*	Eight-inch equivalent wafers
Other income (loss), net
     Other income (loss), net, in the first quarter of 2005 was a net income of $2.0 million compared to a net loss of $2.5 million in the first quarter of 2006 due primarily to an impairment loss on investments of $2.7 million and losses of $1.8 million in the first quarter of 2006 arising from changes in fair values of certain derivative financial instruments. For more details on the accounting for derivative instruments and hedging activities, see note 1(i) in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2005.
Interest income
     Interest income increased by 104.6% from $4.9 million in the first quarter of 2005 to $10.1 million in the first quarter of 2006, due primarily to higher interest rates and higher principal balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 227.0% from $7.4 million in the first quarter of 2005 to $24.1 million in the first quarter of 2006, due primarily to lower interest capitalization associated with capital expenditures related to Fab 7 and higher interest expense resulting from higher interest rates and higher outstanding debt. Refer to Note 8 of the unaudited condensed consolidated financial statements for more details on our outstanding loans.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. The pioneer tax-exempt status for Fab 2 expires on June 30, 2006 and income from our post-pioneer trade and development and expansion activities in Fab 2 will be taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in “Item 5. Operating and Financial Review and Prospects— Special Tax Status” of the Company’s Form 20-F for the year ended December 31, 2005. In the first quarter of 2005, we recorded income tax expense of $3.4 million on a loss before income taxes of $81.1 million. In the first quarter of 2006, we recorded income tax expense of $6.5 million on an income before income taxes of $31.8 million. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate. As the change in tax status for Fab 2 is a definite event, we have included the impact of such change in determining the annual effective tax rate to apply to the income before taxes for the first quarter of 2006. This resulted in the increase in income tax expense in the first quarter of 2006 as compared to the first quarter of 2005.
Accretion to redemption value of convertible redeemable preference shares
     We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to ordinary shareholders. There were no accretion charges for the first quarter of 2005 as the convertible redeemable preference shares were issued in the third quarter of 2005. Accretion charges for the first quarter of 2006 were $2.4 million.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of March 31, 2006, our principal sources of liquidity included $852.7 million in cash and cash equivalents, and $591.9 million of unutilized banking facilities consisting of term loans and bank credit lines.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $550.3 million and $348.9 million as of December 31, 2005 and March 31, 2006 respectively. The change in working capital was due primarily to higher current installments of long-term debt as of March 31, 2006 as compared to December 31, 2005 arising from the reclassification of the SMBC/OCBC Term Loan as we gave an irrevocable notice on March 31, 2006 that we would prepay $300.0 million of the SMBC/OCBC Term Loan on April 7, 2006, and this loan was fully repaid on this date.
     As of March 31, 2006, our total loans outstanding were $1,367.1 million, comprising our Senior Notes, Convertible Notes, Amortizing Bonds and other loans. Refer to Note 8 of the unaudited condensed consolidated financial statements for more details on our outstanding loans.
     In April 2006, we issued $300.0 million of the Senior Notes due 2013. Refer to Note 11 of the unaudited condensed consolidated financial statements for more details.
     On March 29, 2006, we entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GSI”) to replace the call option transaction that we previously had with GSI entered into in August 2004 (“2004 Option”), which was due to expire on April 2, 2006. If the 2006 Option is exercised in full and physically settled we will receive approximately $285 million that can be used for repayment of debt and general corporate purposes. Under the 2006 Option,

GSI may purchase up to 214.8 million of our ordinary shares at the price of S$2.15 per share. The 2006 Option contains early termination provisions, triggered by the closing price of our ordinary shares reaching and maintaining specified levels for a defined period of time. Under the terms of the 2006 Option, we have the right in all cases either to issue new ordinary shares to GSI or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     Our target cash and cash equivalents balance as of December 31, 2006 remains approximately at $700 million. This is based on our cash and cash equivalents of $853 million as of March 31, 2006, issuance of new senior notes of $300 million in April 2006 and planned draw downs of our existing credit facilities of approximately $302 million, estimated net receipts of capacity deposits of approximately $77 million, expected cash outflows for capital expenditures of approximately $584 million and debt repayments of approximately $534 million for the remaining period up to December 31, 2006. Our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2006 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2005.
     Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2006 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditure to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month. The completion of Fab 7 is expected to take a number of years and will be paced by customer demand and industry conditions. Our total capital investment in Fab 7 at completion is expected to be approximately $2,700 million to $3,000 million.
     We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
Historic operating cash flows
     Net cash provided by operating activities was $107.1 million and $125.0 million in the first quarters of 2005 and 2006 respectively. The $17.9 million improvement in cash provided by operating activities between the first quarter of 2005 and the first quarter of 2006 was due primarily to higher collections as a result of higher sales, partially offset by higher interest payments on outstanding loans in the first quarter of 2006.
     Net cash provided by operating activities in the first quarter of 2005 included receipt of a pre-payment of $20.0 million from a customer for future purchases which also secures access to wafer capacity, of which a fixed amount per wafer will be recorded by us as additional revenue for every qualifying wafer purchased by the customer, with no future related cash inflows. There was no receipt of pre-payment for future purchases in the first quarter of 2006. In the first quarter of 2005, we did not record any revenue related to such arrangements with no related cash inflows as compared to revenue of $3.8 million related to such arrangements in the first quarter of 2006. Net cash provided by operating activities in the first quarter of 2005 also included dividends received from SMP of $6.3 million, as compared to $10.5 million in the first quarter of 2006.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $182.3 million and $38.6 million in the first quarters of 2005 and 2006 respectively. Investing activities consisted primarily of capital expenditures totaling $203.8 million and $65.7 million in the first quarters of 2005 and 2006, respectively. Capital expenditures in the first quarters of 2005 and 2006 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6. Investing activities in the first quarter of 2005 also included proceeds from the redemption and maturity of marketable instruments and payments for technology licenses, while investing activities in the first quarter of 2006 also included refundable deposits received from a vendor, proceeds from sale of property, plant and equipment, return of capital from SMP and payments for technology licenses.
     We expect our aggregate capital expenditures for 2006 to be approximately $650 million, of which approximately $550 million is expected to be utilized for capital expenditures for the further expansion of capacities of 0.13um and smaller process geometry technologies for our fabs. The remaining amount is expected to be utilized primarily for purchases of information systems, and for adding equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. As of December 31, 2005 and March 31, 2006, we had commitments on contracts for capital expenditures of $205.7 million and $231.6 million, respectively.
     We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We estimate aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 18,000 300-mm wafers per month to be $1,700 million. As of December 31, 2005 and March 31, 2006, we have spent an accumulated total of $1,201.9 million and $1,251.4 million, respectively, on the equipping of Fab 7 as part of its phase 1 ramp. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and the Company’s Prospectus Supplement dated March 30, 2006.
Historic financing cash flows
     Net cash provided by financing activities was $192.2 million in the first quarter of 2005 while net cash used in financing activities was $54.1 million in the first quarter of 2006 respectively. Net cash provided by financing activities in the first quarter of 2005 consisted primarily of the drawdown of loan facilities and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt. Net cash used in financing activities in the first quarter of 2006 consisted primarily of repayments of debt and refund of customer deposits, partially offset by receipts of customer deposits.
INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2005 and March 31, 2006 is shown below:

	As of
	December 31,	March 31,
	2005	2006
	(In thousands)
Cost	$100,535	$100,535
Share of retained post-formation loss	(20,681)	(10,511)
Share of accumulated other comprehensive loss	(10)	(6)
Dividends received	(29,460)	(39,973)

	$50,384	$50,045

     In October 2005, SMP reorganized its paid-up share capital and returned a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. As of March 31, 2006, we had received the full amounts due to us arising from the return of capital from SMP. The capital reduction through the extinguishment of accumulated losses does not qualify as quasi-reorganization under U.S. GAAP.
     We account for our 49.0% investment in SMP using the equity method. Under the joint venture agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
     Consequently the equity in income (loss) of SMP and the share of retained post formation loss that is included in our condensed consolidated statements of operations and condensed consolidated balance sheets are different than the amount that would be obtained by applying a 49.0% ownership percentage to the summarized financial information for SMP shown below.

     In September 2004, we entered into a supplemental agreement to the joint venture agreement with Agere. Among other things, the supplemental agreement provides that SMP can pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis, as previously was the case. We received dividends of $6.3 million and $10.5 million from SMP for the first quarters of 2005 and 2006, respectively.
     We have also signed an assured supply and demand agreement with Agere and SMP. Under this agreement, each party is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the three months ended March 31, 2006, the wafers started for us were less than the allocated capacity, however both parties have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding period in 2005. To the extent the wafers started for us are less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.
     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	March 31,
	2005	2006
	(In thousands)
Amounts due from SMP	$11,827	$7,194
Amounts due to SMP	$94	$184
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	March 31,
	2005	2006
	(In thousands)
Current assets	$71,101	$73,638
Other assets	34	34
Property, plant and equipment	55,758	44,578
Current liabilities	(31,311)	(23,000)
Other liabilities	(8)	(11)

Shareholders’ equity	$95,574	$95,239

	Three Months Ended March 31,
	2005	2006
	(In thousands)
Net revenue	$45,032	$52,022
Gross profit (loss)	(8,025)	10,959
Operating income (loss)	(9,135)	10,089
Net income (loss)	(9,032)	10,170
Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is intended for hedging purposes and not for speculative purposes.
     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2005 and to the subheading “(h) Derivative Instruments and Hedging Activities” on page F-9 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 19, “Derivative Instruments”, and Note 20, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2005. Except for our exposures to foreign currency risk, which are disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.

Foreign currency risk
     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese Yen and Euros. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. The table below provides information on our non-U.S. dollar liabilities and corresponding currency forward contracts presented in U.S. dollar equivalents:

	As of December 31, 2005			As of March 31, 2006
	(In thousands, except percentages)			(In thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-U.S. DOLLAR LIABILITIES:
Payables

Japanese Yen (1)	$20,035	$20,035	100%	$26,969	$15,557	58%

Singapore dollar (1)	20,561	11,976	58%	26,039	3,003	12%

Others	5,721	1,102	19%	1,335	1,335	100%

	$46,317	$33,113	71%	$54,343	$19,895	37%

Note:

(1)	We do not hedge 100% of our foreign currency denominated firm liabilities and commitments. Other than forward foreign exchange agreements, we also utilize natural hedging. As of March 31, 2006, we intend to manage our foreign currency risk associated with our Japanese Yen and Singapore dollar denominated payables by using existing Japanese Yen and Singapore dollar cash balances in our bank accounts to settle the related payables.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
On March 29, 2006, the Company entered into a call option transaction with Goldman Sachs International under which the latter may purchase up to 214.8 million of the Company’s ordinary shares. Please see the summary provided under “Liquidity and Capital Resources, Current and Expected Liquidity” section and Exhibit 6.3 of this Form 6-K.
Item 3. Defaults Upon Senior Securities
None
Item 4. Submission of Matters to a Vote of Security Holders
The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on April 26, 2006, containing information on the resolutions duly passed at the Eighteenth Annual General Meeting of the Company held on April 26, 2006.
Item 5. Other Information
None
Item 6. Exhibits and Reports

(a)	Exhibits

	99.1(1)	Letter Agreement between International Business Machines Corporation (“IBM”) and the Company.

The parties entered into this Letter Agreement to vary the terms of the Refundable Cross Deposit Agreement dated November 26, 2002 as amended and supplemented.

	99.2 (1)	Facility Agreement dated March 3, 2006 by and between the Company as Borrower, Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

The parties entered into this Facility Agreement as a renewal of a facility agreement dated December 23, 2004, which has expired. This Facility Agreement is in relation to a $150,000,000 revolving credit facility with a greenshoe option to increase to $250,000,000.

	99.3 (1)	Letter of Confirmation from Goldman Sachs International to the Company dated March 29, 2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August 10, 2004 by and between the Company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

The Company entered into this call option transaction with Goldman Sachs International as part of the Company’s strategy to proactively manage its finances.

(1)	Certain portions of the Exhibits have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.
(b) Reports
During the quarter ended March 31, 2006, the Company submitted the following reports:
1.	On January 27, 2006, we submitted a Form 6-K announcing our fourth quarter 2005 and year 2005 results.

2.	On March 1, 2006, we filed a Form 8-A/A amending and restating in its entirety the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 26, 1999.

3.	On March 3, 2006, we submitted a Form 6-K announcing our guidance for our first quarter 2006 results.

4.	On March 24, 2006, we submitted a Form 6-K with exhibits comprising the Company’s Proxy Statement for the annual shareholders’ meeting to be held on April 26, 2006, the Company’s letter to its shareholders and the Company’s supplementary information for the year ended December 31, 2005.

5.	On March 31, 2006, we submitted a Form 6-K with exhibits comprising an Underwriting Agreement dated March 30, 2006 between the Company and Goldman Sachs (Singapore) Pte. and the Company’s press release dated March 31, 2006.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2006

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

By:	/s/ Chia Song Hwee

	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas

	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial
Officer